Exhibit 99.2

PROFOUND MEDICAL CORP.

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

MARCH 31, 2021

PRESENTED IN US DOLLARS (000s)

Profound Medical Corp.

Interim Condensed Consolidated Balance Sheets

In USD (000s)

(Unaudited)

	March 31, 2021 $	December 31, 2020 $

Assets

Current assets
Cash	78,513	83,913
Trade and other receivables (note 3)	6,342	7,431
Inventory (note 4)	7,414	5,331
Prepaid expenses and deposits	745	1,067
Total current assets	93,014	97,742

Property and equipment (note 5)	864	859
Intangible assets (note 6)	1,824	1,898
Right-of-use assets (note 7)	1,356	1,424
Goodwill	2,711	2,678

Total assets	99,769	104,601

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,498	3,382
Deferred revenue	456	358
Provisions	160	195
Other liabilities (note 8)	-	99
Derivative financial instrument	434	450
Lease liabilities (note 9)	428	312
Income taxes payable	-	13
Total current liabilities	3,976	4,809

Deferred revenue	1,173	1,078
Lease liabilities (note 9)	1,188	1,364

Total liabilities	6,337	7,251

Shareholders’ Equity

Share capital (note 10)	215,272	211,527
Contributed surplus	12,071	11,250
Accumulated other comprehensive loss	3,582	4,567
Deficit	(137,493)	(129,994)

Total Shareholders’ Equity	93,432	97,350

Total Liabilities and Shareholders’ Equity	99,769	104,601

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

In USD (000s)

(Unaudited)

	Three months ended March 31, 2021 $	Three months ended March 31, 2020 $

Revenue (note 12)
Capital equipment	234	740
Non-capital - recurring	477	420
	711	1,160
Cost of sales (note 13)	459	718
Gross profit	252	442

Operating expenses (note 13)
Research and development	3,105	2,111
General and administrative	2,132	2,270
Selling and distribution	1,587	933
Total operating expenses	6,824	5,314

Operating Loss	6,572	4,872

Net finance costs/(income) (note 14)	900	(2,281)

Loss before taxes	7,472	2,591

Income taxes	27	92

Net loss attributed to shareholders for the period	7,499	2,683

Other comprehensive loss
Item that may be reclassified to loss
Foreign currency translation adjustment	(985)	8,806

Net loss/(gain) and comprehensive loss/(gain) for the period	8,484	(6,123)

Loss per share (note 15)
Basic and diluted loss per common share	0.37	0.21

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

In USD (000s)

(Unaudited)

	Number of shares	Share capital $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Deficit $	Total $

Balance – January 1, 2020	11,852,749	100,298	15,076	7,369	(108,372)	14,371

Net loss for the period	-	-	-	-	(2,683)	(2,683)
Cumulative translation adjustment	-	(11,021)	(1,131)	8,806	-	(3,346)
Exercise of share options	134,657	1,818	(717)	-	-	1,101
Exercise of warrants	699,421	9,219	(2,494)	-	-	6,725
Share-based compensation (note 11)	-	-	454	-	-	454
Issuance of units from offering (note 10)	3,392,500	36,373	-	-	-	36,373
Balance – March 31, 2020	16,079,327	136,687	11,188	16,175	(111,055)	52,995

Balance – January 1, 2021	20,208,948	211,527	11,250	4,567	(129,994)	97,350

Net loss for the period	-	-	-	-	(7,499)	(7,499)
Cumulative translation adjustment	-	1,919	145	(985)	-	1,079
Exercise of share options	32,970	434	(170)	-	-	264
Exercise of warrants	98,301	1,392	(251)	-	-	1,141
Share-based compensation (note 11)	-	-	1,097	-	-	1,097
Balance – March 31, 2021	20,340,219	215,272	12,071	3,582	(137,493)	93,432

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

	Three months ended March 31, 2021 $	Three months ended March 31, 2020 $

Operating activities
Net loss for the period	(7,499)	(2,683)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment (note 5)	102	88
Amortization of intangible assets (note 6)	242	215
Depreciation of right-of-use assets (note 7)	81	75
Share-based compensation (note 11)	1,097	454
Interest and accretion expense (note 14)	22	495
Deferred revenue	193	145
Change in fair value of derivative financial instrument	(21)	(24)
Change in fair value of contingent consideration	-	11
Changes in non-cash working capital balances
Trade and other receivables	1,089	(307)
Prepaid expenses and deposits	322	203
Inventory	(2,149)	(973)
Accounts payable and accrued liabilities	(645)	(749)
Provisions	(35)	12
Income taxes payable	(13)	(8)
Foreign exchange on cash	943	(4,134)
Net cash flow used in operating activities	(6,271)	(7,180)

Investing activities
Purchase of property and equipment	(32)	-
Purchase of intangible assets	(149)	-
Total cash used in investing activities	(181)	-

Financing activities
Issuance of common shares	-	39,523
Transaction costs paid	-	(3,150)
Payment of other liabilities (note 8)	(99)	(66)
Payment of long-term debt and interest	-	(9,293)
Proceeds from share options exercised	264	1,101
Proceeds from warrants exercised	1,141	6,725
Payment of lease liabilities (note 9)	(105)	(61)
Total cash from financing activities	1,201	34,779

Net change in cash during the period	(5,251)	27,599
Foreign exchange on cash	(149)	1,233
Cash – Beginning of period	83,913	14,800
Cash – End of period	78,513	43,632

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2021
In USD (000s)
(Unaudited)

1	Description of business

Profound Medical Corp. (Profound) and its subsidiaries (together, the Company) were incorporated under the Ontario Business Corporations Act on July 16, 2014. The Company is a medical technology Company developing treatments to ablate the prostate gland, uterine fibroids and nerves for palliative pain relief for patients with metastatic bone disease.

The Company’s registered address is 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5.

2	Summary of significant accounting policies and basis of preparation

Basis of preparation

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), applicable to the preparation of interim condensed consolidated financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting. These interim condensed consolidated financial statements are presented in US dollars and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2020, which were prepared in accordance with IFRS.

The Board of Directors approved these consolidated financial statements on May 12, 2021. These consolidated financial statements comply with IFRS.

The interim condensed consolidated financial statements were prepared on a going concern basis under the historical cost convention, except for the derivative financial instrument and other liabilities which are measured at fair value. Certain current period amounts have been reclassified to conform with the current year presentation.

COVID-19

The COVID-19 outbreak has been declared a pandemic by the World Health Organization. COVID-19 is altering business and consumer activity in affected areas and beyond. The global response to the COVID-19 pandemic has resulted in, among other things, border closures, severe travel restrictions, the temporary shut-down of non-essential services and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments in jurisdictions where the Company operates. These measures have caused material disruption to businesses globally, resulting in an economic slowdown. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others.

(1)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2021
In USD (000s)
(Unaudited)

Further, from an operational perspective, the Company’s employees, direct sales and marketing teams and distribution partners, as well as the workforce of vendors, services providers and counterparties with which the Company does business, may also be adversely affected by the COVID-19 pandemic or efforts to mitigate the pandemic, including government-mandated shutdowns, requests or orders for employees to work remotely, and other physical distancing measures, which could result in an adverse impact on the Company’ ability to conduct its businesses, including its ability to cultivate adoption of the TULSA-PRO® technology, support clinical customers with the TULSA-PRO® procedures and increase the utilization of the systems and disposable components.

To date, the economic downturn and uncertainty caused by the COVID-19 pandemic and global measures undertaken to contain its spread have affected all of the Company’s operations to some extent and, in particular, have caused volatility in demand for the TULSA-PRO® and SONALLEVE® systems and the disposable components related thereto. This has resulted in a reduction in anticipated sales and led to delays in the Company’s expectations regarding the rate at which agreements for new system user sites will be entered into and when user sites will become operational for the initiation of patient treatments. Despite the COVID-19 pandemic, patient treatments are continuing and Profound continues to identify potential new system user sites. The Company continues to evaluate the current and potential impact of the COVID-19 pandemic on its business, affairs, operations, financial condition, liquidity, availability of credit and results of operations.

In addition, the actual and threatened spread of COVID-19 globally could also have a material adverse effect on the regional economies in which Profound operates, could continue to negatively impact stock markets, including the trading price of the Common Shares, could adversely impact the Company’s ability to raise capital, could cause continued interest rate volatility and movements that could make obtaining financing more challenging or more expensive.

Revenue

The company generates revenue from the lease and sale of medical devices and the sale of certain consumable goods. Capital equipment consists of one-time revenue for the sale of capital equipment including installation fees.  Non-capital – recurring revenue consists of the sale of consumables, lease of medical devices, procedures and services associated with extended warranties.

3	Trade and other receivables

The trade and other receivables balance comprises the following:

	March 31, 2021 $	December 31, 2020 $

Trade receivables	5,600	6,446
Tax receivables	581	774
Other receivables	161	211
Total trade and other receivables	6,342	7,431

(2)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2021
In USD (000s)
(Unaudited)

Amounts past due represent trade receivables past due based on the customer’s contractual terms. The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. At March 31, 2021 there were $290 (December 31, 2020 - $695) of trade receivables that were past due but still considered collectible.

4	Inventory

	March 31, 2021 $	December 31, 2020 $

Finished goods	3,834	3,573
Raw materials	3,593	1,774
Inventory provision	(13)	(16)
Total inventory	7,414	5,331

During the three months ended March 31, 2021, $440 (three months period ended March 31, 2020 - $699) of inventory was recognized in cost of sales. The Company decreased its inventory provision by $3 during the three months period ended March 31, 2021 (increased for the three months period ended March 31, 2020 - $103). There were no other inventory writedowns charged to cost of sales during the period ended March 31, 2021.

5	Property and equipment

Property and equipment consist of the following:

	Furniture and fittings $	Research and manufacturing equipment $	Leasehold improvements $	Equipment under lease $	Total $

At January 1, 2021
Cost	127	1,068	553	633	2,381
Accumulated depreciation	(115)	(1,068)	(240)	(99)	(1,522)
Net book value	12	-	313	534	859

Three months ended March 31, 2021
Opening net book value	12	-	313	534	859
Additions	-	-	32	66	98
Foreign exchange	(2)	-	3	8	9
Depreciation	(5)	-	(14)	(83)	(102)
Closing net book value	5	-	334	525	864

At March 31, 2021
Cost	39	1,068	583	699	2,389
Accumulated depreciation	(34)	(1,068)	(249)	(174)	(1,525)
Net book value	5	-	334	525	864
(3)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2021
In USD (000s)
(Unaudited)

6	Intangible assets

Intangible assets consist of the following:

	Exclusive licence agreement $	Software $	Proprietary technology $	Brand $	Total $

As at January 1, 2021
Cost	231	421	3,456	681	4,789
Accumulated amortization	(45)	(59)	(2,328)	(459)	(2,891)
Net book value	186	362	1,128	222	1,898

Three months ended March 31, 2021
Opening net book value	186	362	1,128	222	1,898
Additions	-	149	-	-	149
Foreign exchange	-	15	4	-	19
Amortization	(5)	(25)	(177)	(35)	(242)
Closing net book value	181	501	955	187	1,824

As at March 31, 2021
Cost	231	570	3,456	681	4,938
Accumulated amortization	(50)	(69)	(2,501)	(494)	(3,114)
Net book value	181	501	955	187	1,824

7	Right-of-use assets

Leased premises $

As at January 1, 2021
Cost	1,918
Accumulated depreciation	(494)
Net book value	1,424

Three months ended March 31, 2021
Opening net book value	1,424
Foreign exchange	13
Depreciation	(81)
Closing net book value	1,356

As at March 31, 2021
Cost	1,918
Accumulated depreciation	(562)
Net book value	1,356

The Company leases office premises in Mississauga, Canada and Vantaa, Finland. These lease agreements are typically entered into for four to ten-year periods.

(4)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2021
In USD (000s)
(Unaudited)

8	Other liabilities

Contingent consideration $

As at January 1, 2021	99
Amounts paid	(99)
As at March 31, 2021	-

Contingent consideration

The final payment in relation to the contingent consideration was made during the period and no further amounts are owing.

On July 31, 2017, the Company entered into an Asset and Share Purchase Agreement (the agreement) to acquire all of the issued and outstanding shares and certain assets of Royal Philips’ (Philips) Sonalleve MR-HIFU business (Sonalleve). The agreement includes certain contingent consideration payments payable monthly in euro tied to revenue levels of the Sonalleve business summarized as follows:

•	5% of revenue between the date of acquisition and December 31, 2017;

•	6% of revenue during the year ending December 31, 2018;

•	7% of revenue during the years ending December 31, 2019 and 2020; and

•	if total revenues are in excess of a defined amount from the date of acquisition to December 31, 2020, then the Company will be required to pay 7% of revenue from the date of acquisition to December 31, 2019.

9	Lease liabilities

	March 31, 2021 $	December 31, 2020 $

Balance – Beginning of period	1,676	1,836
Repayments	(105)	(289)
Foreign exchange	23	58
Interest and accretion expense	22	71
Balance – End of period	1,616	1,676
Less: Current portion	428	312
Long-term portion	1,188	1,364

(5)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2021
In USD (000s)
(Unaudited)

10	Share capital

Common shares

The Company is authorized to issue an unlimited number of common shares.

Issued and outstanding (with no par value)

	March 31, 2021 $	December 31, 2020 $

20,340,219 (December 31, 2020 – 20,208,948) common shares	215,272	211,527

On July 21, 2020, the Company closed an offering, resulting in the issuance of 3,172,414 common shares at a price of $14.50, for gross proceeds of $46,000 ($42,721, net of transaction costs).

On January 27, 2020, the Company closed an offering, resulting in the issuance of 3,392,500 common shares at a price of $11.65, for gross proceeds of $39,523 ($36,373, net of transaction costs).

Warrants

A summary of warrants outstanding is shown below:

	Number of warrants	Weighted average exercise price C$	Weighted average remaining contractual life (years)

Balance - January 1, 2021	1,223,744	14.45	1.68
Exercised	(98,301)	14.08	1.07
Balance - March 31, 2021	1,125,443	14.48	1.48

Subsequent to period end, there were 6,735 warrants exercised for total cash proceeds of $104.

11	Share-based payments

Share options

Compensation expense related to share options for the three months ended March 31, 2021 was $1,080 (three months ended March 31, 2020 – $454).

A summary of the share option changes during the period presented and the total number of share options outstanding as at those dates are set forth below:

(6)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2021
In USD (000s)
(Unaudited)

	Number of options	Weighted average exercise price $

Balance - January 1, 2021	1,522,362	10.97
Granted	12,000	22.39
Exercised	(32,970)	7.51
Forfeited/expired	(10,721)	10.31
Balance - March 31, 2021	1,490,671	11.14

The Company estimated the fair value of the share options granted during the period using the Black-Scholes option pricing model with the weighted average assumptions below. Due to the absence of Company-specific volatility rates for the expected life of the share options, the Company chose comparable companies in the medical device industry.

March 11, 2021

Exercise price	$22.39
Expected volatility	75%
Expected life of options	6 years
Risk-free interest rate	1.40%
Dividend yield	-
Number of share options issued	12,000

The following table summarizes information about the share options outstanding as at March 31, 2021:

Exercise price C$	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable

2.40	11,300	1.63	11,300
8.50	28,252	6.63	23,319
9.10	10,300	8.13	4,725
9.20	427,842	8.13	171,915
9.30	18,753	7.40	1,042
9.70	4,950	6.07	4,950
9.90	2,300	6.99	1,718
10.20	9,900	7.21	7,700
11.00	57,784	5.70	57,784
11.23	66,501	8.64	23,837
11.90	16,928	7.14	1,951
13.50	8,300	5.36	8,300
14.60	93,406	5.40	93,406
15.00	52,800	4.42	52,800
15.15	14,050	8.95	3,512
16.87	80,000	9.19	-

(7)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2021
In USD (000s)
(Unaudited)

Exercise price C$	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable
17.44	467,505	9.14	-
20.39	2,400	9.39	-
23.02	10,000	9.72	-
24.31	84,900	9.64	-
25.01	10,500	9.73	-
28.16	12,000	9.95	-
	1,490,671	8.14	468,259

Long-term incentive plan

Share-based compensation expense related to long-term incentive plan (LTIP) for the three months ended March 31, 2021 was $17 (three months ended March 31, 2020 – $nil).

A summary of the RSUs changes during the period are set forth below:

Number of RSUs

Balance - January 1, 2021 and March 31, 2021	8,717

12	Revenue

	Three months ended March 31,
	2021 $		2020$
	Contracts with customers	Leasing	Contracts with customers	Leasing

Capital equipment	234	-	740	-
Non-capital - recurring	393	84	389	31
	627	84	1,129	31

(8)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2021
In USD (000s)
(Unaudited)

13	Nature of expenses

	Three months ended March 31, 2021 $	Three months ended March 31, 2020 $

Production and manufacturing costs	178	479
Salaries and benefits	2,718	2,398
Consulting fees	1,065	940
Research and development expenses	708	351
Sales and marketing expenses	162	201
Amortization and depreciation	425	378
Share-based compensation	1,097	495
Rent	68	68
Software/hardware	152	106
Insurance	315	325
Other expenses	395	291
	7,283	6,032

14	Net finance costs

	Three months ended March 31, 2021 $	Three months ended March 31, 2020 $

Change in fair value of derivative financial instrument	(21)	(24)
Lease liability interest expense (note 9)	22	24
Change in fair value of contingent consideration (note 8)	-	11
CIBC loan	-	471
Interest income	(48)	(33)
Foreign exchange loss/(gain)	947	(2,730)
	900	(2,281)

15	Loss per share

The following table shows the calculation of basic and diluted loss per share:

	Three months ended March 31, 2021	Three months ended March 31, 2020

Net loss for the period	$(7,499)	$(2,683)
Weighted average number of common shares	20,276,983	14,655,420
Basic and diluted loss per share	$0.37	$0.18
(9)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2021
In USD (000s)
(Unaudited)

Of the 1,490,671 (March 31, 2020 – 990,507) share options, 8,717 (March 31, 2020 – nil) RSUs and 1,125,443 (March 31, 2020 – 2,080,477) warrants not included in the calculation of diluted loss per share for the period ended March 31, 2021, 1,593,702 (March 31, 2020 – 2,349,499) were exercisable.

16	Related party transactions

Key management includes the Company’s directors and senior management team. The remuneration of directors and the senior management team was as follows:

	Three months ended March 31, 2021 $	Three months ended March 31, 2020 $

Salaries and employee benefits	821	649
Directors’ fees	55	24
Share-based compensation	542	313
	1,418	986

Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

17	Segment reporting

The Company’s operations are categorized into one segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatment of prostate disease, uterine fibroids and palliative pain treatment for patients with metastatic bone disease. The Company sells its products in various countries around the world, the below table shows the entity wide geographic disclosure for revenue based on the location of the legal entity that sold the product.

For the three-months ended March 31, 2021:

	Canada $	USA $	Germany $	Total $

Revenue
Capital equipment	234	-	-	234
Non-capital - recurring	49	227	201	477
	283	227	201	711

For the three-months ended March 31, 2020:

	Canada $	Germany $	Total $

Revenue
Capital equipment	197	543	740
Non-capital - recurring	154	266	420
	351	809	1,160
(10)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2021
In USD (000s)
(Unaudited)

Other entity wide financial information by geography as at March 31, 2021:

	Canada $	USA $	Germany $	Finland $	Total $

Total assets	95,842	558	1,315	2,054	99,769
Goodwill and intangible assets	4,535	-	-	-	4,535
Property and equipment	798	66	-	-	864
Right-of-use assets	1,283	-	-	73	1,356

Other entity wide financial information by geography as at December 31, 2020:

	Canada $	USA $	Germany $	Finland $	Total $

Total assets	98,890	456	1,682	3,573	104,601
Goodwill and intangible assets	4,576	-	-	-	4,576
Property and equipment	859	-	-	-	859
Right-of-use assets	1,325	-	-	99	1,424

18	Change in presentation currency

At December 31, 2020, the Company changed its presentation currency from Canadian dollars to United States dollars. The change in presentation currency was made to better reflect the Company's business activities and to improve investor's ability to compare the Company's financial results with other publicly traded businesses in the industry. In making the change to a US dollar presentation currency, the Company followed the guidance in IAS 21, The Effects of Changes in Foreign Exchange Rates (IAS 21) and has applied the change retrospectively as if the new presentation currency had always been the Company's presentation currency. In accordance with IAS 21, the financial statements for all the periods presented have been translated to the new US dollar presentation currency. For comparative balances, assets and liabilities have been translated into the presentation currency at the rate of exchange prevailing at the reporting date, or at the exchange rate prevailing at the date of the transactions. Exchange rate differences arising on translation are taken to other comprehensive loss (income). The Company has presented the effects of the change in the presentation currency below.

(11)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2021
In USD (000s)
(Unaudited)

	March 31, 2020 USD$	March 31, 2020 CAD$

Assets
Current assets
Cash	43,632	61,901
Trade and other receivables	3,152	4,471
Investment tax credits receivable	169	240
Inventory	4,101	5,819
Prepaid expenses and deposits	749	1,063
Total current assets	51,803	73,494

Property and equipment	566	804
Intangible assets	2,002	2,840
Right-of-use assets	1,495	2,121
Goodwill	2,403	3,409
Total assets	58,269	82,668

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,008	2,849
Deferred revenue	521	739
Provisions	99	141
Other liabilities	150	213
Derivative financial instrument	157	222
Lease liabilities	217	307
Income taxes payable	4	6
Total current liabilities	3,156	4,477

Deferred revenue	663	940
Provisions	20	30
Lease liabilities	1,435	2,037
Total liabilities	5,274	7,484

Shareholders’ Equity

Share capital	136,687	193,917
Contributed surplus	11,188	15,872
Accumulated other comprehensive loss/(income)	16,175	68
Deficit	(111,055)	(134,673)
Total Shareholders’ Equity	52,995	75,184

Total Liabilities and Shareholders’ Equity	58,269	82,668

(12)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2021
In USD (000s)
(Unaudited)

	March 31, 2020 USD$	March 31, 2020 CAD$

Revenue
Capital equipment	740	995
Non-capital - recurring	420	565
	1,160	1,560
Cost of sales	718	966
Gross profit	442	594

Operating expenses
Research and development	2,111	2,839
General and administrative	2,270	3,053
Selling and distribution	933	1,254
Total operating expenses	5,314	7,146

Operating Loss	4,872	6,552

Net finance costs	(2,281)	(3,068)

Loss before taxes	2,591	3,484

Income taxes	92	124

Net loss attributed to shareholders for the year	2,683	3,608

Other comprehensive loss (income)
Item that may be reclassified to profit or loss
Foreign currency translation adjustment - net of tax	8,806	185

Net loss and comprehensive loss for the year	(6,123)	3,423

Loss per share
Basic and diluted loss per common share	0.21	0.25

(13)